CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2006	2005	2006	2005
Basic Earnings Per Share
Net income	$676,653	$613,744	$1,450,559	$1,280,557

Weighted average common shares	2,531,456	2,644,968	2,551,661	2,644,966
Basic Earnings Per Share	$0.27	$0.23	$0.57	$0.48

Diluted Earnings Per Share
Net income	$676,653	$613,744	$1,450,559	$1,280,557
Weighted average common shares	2,531,456	2,644,968	2,551,661	2,644,966
Weighted average effect of assumed stock options	3,565	3,318	3,788	3,199

Total	2,535,021	2,648,286	2,555,449	2,648,165

Diluted Earnings Per Share	$0.27	$0.23	$0.57	$0.48